1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _________.)

TSMC and Stion Sign Technology and Supply Agreement
Hsinchu, Taiwan, R.O.C. and San Jose, CA — June 16, 2010 — Taiwan Semiconductor Manufacturing Company, Ltd. (TSMC, TWSE: 2330, NYSE: TSM) and Stion Corp., a manufacturer of high-efficiency thin-film solar photovoltaic modules, today announced that the two companies have reached a series of agreements covering technology licensing, supply, and joint development.
In addition, VentureTech Alliance, a TSMC affiliate, will invest US$50 million to take a 21 percent stake in Stion.
Under the agreements, Stion licenses and transfers its thin-film CIGSS technology to TSMC, while TSMC will provide a certain quantity of solar modules to Stion using the technology. TSMC and Stion will also work together to enhance the thin film technology through joint development.
“Working with Stion, TSMC gains a robust thin film technology with inherent low cost structure. With TSMC’s R&D capabilities and manufacturing expertise, we believe we can achieve long-term overall leadership in solar PV solutions, and we are happy to be able to contribute to a greener economy,” said Dr. Rick Tsai, TSMC’s President of New Businesses.
“We are pleased to form a win-win relationship with TSMC, a world-class company. The collaboration enables Stion to scale its operations, leverages both companies’ strengths to achieve market leadership and to deliver on the promise of efficient, affordable solar energy” said Chet Farris, President and CEO of Stion.
TSMC and Stion will not make public further details of these agreements.
About TSMC
Taiwan Semiconductor Manufacturing Company, Ltd. (TSMC) is the world’s largest pure-play semiconductor foundry, and transformed the semiconductor industry with its pioneering business model of focusing solely on manufacturing customers’ semiconductor designs. Headquartered in Hsinchu, Taiwan, TSMC serves more than four hundred customers and manufactures over seven thousand products for them each year, representing almost 8 percent of global IC wafer shipments. In 2009, TSMC began pursuing further growth through new businesses, focusing on solar energy and LED lighting. For more information about TSMC please visit http://www.tsmc.com.
About Stion
Stion is a US-based manufacturer of high-efficiency thin-film solar panels based on state-of-the-art materials and device technology and proven production processes. Stion was founded in 2006 and is backed by leading venture capital investors, including Khosla Ventures, Lightspeed Venture Partners, General Catalyst Partners, and Braemar Energy Ventures. www.stion.com
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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department Tel: 886-3-505-5028 Mobile: 886-928-882-607 E-Mail: jhtzeng@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 0926-026-632 E-Mail: pdkramer@tsmc.com

Stion Contact: Frank Yang Stion Solar 408-284-7205 fyang@stion.com	Beth Starkin Peppercom Strategic Communications 415-633-3222 646-425-0405 bstarkin@peppercom.com	Ann Barlow Peppercom Strategic Communications 415-633-3226 925-200-6539 (mobile) Abarlow@peppercom.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 16, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer